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FORM 5                              U.S. SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
                                              WASHINGTON, D.C.   20549                        OMB NUMBER:       3235-0362
[x] Check this box if no longer                                                                       Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                    Estimate average burden
    or Form 5 obligations may                                                                         hours per response..... 1.0
    continue.  See Instructions 1(b)
[ ] Form 3 Holdings Reported
[ ] Form 4 Transactions Reported

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                         Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker 6. Relationship of Reporting Person to Issuer
                                           or Trading Symbol                                        (Check all applicable)
 Clemens     James           R.     Mechanical Technology Incorporated (MKTY)
                                                                                           Director                     10% Owner
                                                                                        -----                       -----
                                                                                          x  Officer (give               Other
(Last)   (First) (Middle)        3. IRS or Social Security  4. Statement for     -----        title below)   ----- (specify
                                    Number of Reporting        Month/Year                                           below)
   1335 North Palcentia Avenue             Person (voluntary)                           President, Ling Electronics Inc.(Subsidiary)
									9/99            Vice President, Mechanical Technology, Inc.
                                                                                        until 10/21/99
										       --------------------------------
            (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
                                                                      Date of Original    (check Applicable Lines)
Fullerton, CA 92831                                                   (Month/Year)         X  Form Filed by One Reporting Person
                                                                                          ---
(City)       (State)       (Zip)                                                              Form Filed by More than One
                                                                                          --- Reporting Person


                                       TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefic-      Form:        Indirect
                                                      (Instr. 8)   (Instr. 3, 4 and 5)        ially         Direct       Bene-
                                          (Month/                                             Owned at      (D) or       ficial
                                           Day/      Code     V    Amount  (A) or Price       End of        Indirect     Owner-
                                           Year)                           (D)                Year          (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*  If the form is filed by more than one reporting person, see Instructions 4(b)(v)                                 SEC 1474 (7-96)




FORM 5 (CONTINUED)      TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of   2.Conver-  3.Trans-  4.Transac-   5.Number of   6.Date Exer-  7.Title          8.Price  9.Number   10.Owner-  11.Na-
  Derivative   sion or    action    tion Code    Derivative    cisable       and Amount      of       of Deriv-   ship       ture
  Security     Exercise   Date      (Instr. 8)   Securities    and Expir-    of Under-       Deriv-   ative       Form       of In-
  (Instr. 3)   Price      (Month/                Acquired (A)  ation Date    lying           ative    Secur-      of De-     direct
               of         Day/                   or Disposed   (Month/       Securities      Secur-   ities       rivative   Bene-
               Deriva-    Year)                  of (D)        Day/Year)                     ity      Bene-       Secu-      ficial
               tive                              (Instr. 3,-                  (Instr. 3      (Instr   ficially    rity;      Own-
               Security                          4, and 5)                    and4)          . 5)     Owned       Direct     ership
                                                                                                      at End      (D) or     (Instr
                                                                                    Amount            of          Indi-      . 4)
                                                              Date   Expir-         or                Year        rect (I)
                                                              Exer-  ation   Title  Number            (Instr.     (Instr.
                                                              cisa-  Date           of                4)          4)
                                     Code  V    (A)     (D)   ble                   Shares

Empl. Stock  $1.626667	  10/21/99    A      15,000 (1)       (1)  10/21/09 Common 15,000   -0-      15,000          D
Options                                                                      Stock

Empl. Stock  $1.626667    3/14/97     D(1)   22,500(2)        (1)   10/21/99 Common 22,500    -0-      -0-            D
Options

Empl. Stock  $ 5.291667   12/18/98    J      22,500 (3)        (4)  12/18/08 Common 22,500   -0-      15,000          D
Options                                                                      Stock

Empl. Stock  $ 4.00    6/16/98  J   30,000(5)        (6)  6/16/08  Common 30,000    -0-      30,000          D
Options

Empl. Stock  $ 2.29333	8/27/97  J      22,500(7)        (8)   8/27/07  Common 22,500    -0-      22,500          D
Options                                                                      Stock
                                                                     Stock



Explanation of Responses:

1 Effective as of the date of the sale of Ling Electronics, Inc. to SatCon Corporation, Mechanical Technology, Incorporated restated Mr. Clemens' options for 22,500 at 1.626667 per share to change the vesting dates, such that options for 7,500 shares expired and options for 7,500 vested as of October 21, 1999 and options for 7,500 shares vest as of October 21, 2000.

2. On April 30, 1999, the Common Stock of the Corporation split 3-for-2, resulting in the reporting person's acquisition of 7,500 additional shares of common stock. Options for 15,000 shares were originally granted at 2.44 per share.

3 On April 30, 1999, the Common Stock of the Corporation split 3-for-2, resulting in the reporting person's acquisition of 7,500 additional shares of common stock. Options for 15,000 shares were originally granted at 7.9375 per share.

4   Vests at 25% per year beginning 12/18/99.

5 On April 30, 1999, the Common Stock of the Corporation split 3-for-2, resulting in the reporting person's acquisition of 10,000 additional shares of common stock. Options for 20,000 shares were originally granted at $6.00 per share.

6   Vests at 25% per year beginning 6/16/99.

7 On April 30, 1999, the Common Stock of the Corporation split 3-for-2, resulting in the reporting person's acquisition of 7,500 additional shares of common stock. Options for 15,000 shares were originally granted at 3.44 per share.

8   Vests at 25% per year beginning 8/27/98.

**  Intentional misstatements or omissions of facts
                                                  /s/ James R. Clemens 11/03/99

    constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a) **Signature of Reporting Person Date
                                                James R. Clemens

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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